Filed by Coventry Health Care, Inc.

Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: First Health Group Corp.
Commission File No.: 0-15846

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 13, 2004 (the “Merger Agreement”), among Coventry Health Care, Inc. (“Coventry”), Coventry Merger Sub Inc. and First Health Group Corp. (“First Health”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Coventry on October 14, 2004, and is incorporated by reference into this filing.

This communication is not a solicitation of a proxy from any security holder of First Health. Coventry and First Health intend to file a registration statement on Form S-4 with the SEC in connection with the merger. The Form S-4 will contain a prospectus, a proxy statement and other documents for the stockholders’ meeting of First Health at which time the proposed transaction will be considered. The Form S-4, proxy statement and prospectus will contain important information about Coventry, First Health, the merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the merger will be available when filed free of charge at the SEC’s web site, www.sec.gov. In addition, all documents filed with the SEC by Coventry in connection with the merger will be made available to investors free of charge by writing to: Coventry Health Care, Inc., 6705 Rockledge Drive, Suite 900, Bethesda, Maryland 20817, Attn: Investor Relations. All documents filed with the SEC by First Health in connection with the Merger will be made available to investors free of charge by writing to: First Health Group Corp., 3200 Highland Avenue, Downers Grove, Illinois 60515, Attn: Investor Relations.

Coventry, First Health, their respective directors and executive officers may be deemed participants in the solicitation of proxies from First Health’s stockholders. Information concerning Coventry’s directors and certain executive officers and their direct and indirect interests in Coventry is contained in its proxy statement for its 2004 annual meeting of stockholders. Information concerning First Health’s directors and certain executive officers and their direct and indirect interests in First Health is contained in its proxy statement for its 2004 annual meeting of stockholders. Additional information regarding the interests of these participants in the merger will be available in the proxy statement regarding the merger. Investors can obtain free copies of these documents from the SEC’s website.

CEO Letter, November 2004

Dear Colleagues,

How ‘bout those Illini! They looked great for a half against Michigan, but couldn’t pull out a win for the PersonalCare contingent. I enjoyed visiting with many of you at our recent football tailgate. Thanks to each of you who made time for this event and to Jeannine Cheever and Angela Warfield for making it happen.

Our tailgate wasn’t the only big event last month. Coventry Health Care’s announcement regarding the pending acquisition of Downers Grove, Illinois-based First Health marks a major event in the history of this company. While details are still being worked out, it’s clear that this acquisition changes the complexion of our company as a whole.

The acquisition of First Health is a complementary addition to Coventry’s business because the company is not a health plan. Instead, First Health will add to Coventry’s portfolio of products and enhance our existing products. First Health offers workers’ compensation plans, pharmacy benefit management, and, maybe most importantly, a directly-contracted national preferred provider organization (PPO).

First Health’s PPO provider network will ultimately help all Coventry health plans sell more national accounts, as it offers access to providers across the country. I’m not yet aware of the conversion timetable, but upon completion of the acquisition, expect to hear more about this PPO network.

As more details of the acquisition and their impact on our business become available, I’ll be sure to share them.

On another note, our HSA product rollout continues to gain momentum. Please take a few minutes to read more about this new product later in this newsletter.

Keep up the great work and remember, my door is always open if you have any questions.

Todd